

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Milton H. Werner, Ph.D.
President and Chief Executive Officer
Inhibikase Therapeutics, Inc.
3350 Riverwood Parkway SE, Suite 1900
Atlanta, GA 30339

      **Re: Inhibikase Therapeutics, Inc.**
           **Draft Registration Statement on Form S-1**
           **Submitted June 2, 2021**
           **CIK No. 0001750149**

Dear Dr. Werner:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences